Mail Stop 0306


      January 26, 2005


Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, California 95035


Re:	Solectron Corporation
      	Registration Statement on Form S-4 filed January 13,
2005
      	Registration No. 333-122032

      	Schedule TO-I filed January 13, 2005
		Registration No. 5-41005

Dear Mr. Patel:

      We have monitored selected issues in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. We note the press release issued January 13, 2005, filed
pursuant
to Rule 425.  Please advise us how you commenced this offer.  See
Rule 13e-4(e)(2).
2. Refer to Item 10(a)(5).  We note that you incorporate by
reference
the financial information required by Item 1010(a) of Regulation
M-A.
Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation
H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise the Form S-4 to include the book value per share and advise us how you intend to disseminate the information.
Registration Statement on Form S-4

Early Commencement

3. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Solectron will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Registration Statement Cover Page

4. Please indicate the amount of common stock, and the associated preferred stock purchase rights, issuable upon conversion of the new notes in the "Calculation of Registration Fee" table. You should use a good-faith estimate to register the maximum amount of shares, and the associated preferred stock purchase rights, that could be issued upon conversion of the new notes. If that estimate is insufficient, you will need to file a new registration statement to register the additional shares, and the associated preferred stock purchase rights, at the appropriate time. With regard to your footnote number
2, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the new notes. See Phone Interpretation 2S available at www.sec.gov in the March 1999 Supplement (Securities Act Rules subsection) to the
Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. In addition, please ensure that your counsel`s legality opinion also covers the legality of the shares of common stock that will be registered and that your "Legal Matters"
section is revised accordingly.

Cover Page of Prospectus

5. We note your legend states "[t]he information in this prospectus is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under
Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the prospectus may be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively "commence" the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early under Rule 162.
General

6. Please provide a background section in your prospectus that summarizes the issuance of the outstanding notes, the filing of the resale registration statement (Registration Statement No. 333-
114447)
declared effective on July 21, 2004, the commencement of your exchange offer, and your intentions with respect to the resale registration statement.
7. Confirm supplementally, if true, that you applied the guidance in
EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Disclosure Regarding Forward-Looking Statements - Page ii

8. You state that you "disclaim any intention or obligation to update
or revise any forward-looking statements. . . ."  This disclosure is
inconsistent with your obligation under Rule 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.
Summary of the Exchange Offer - Purpose of the Exchange Offer -
Page
3; and
The Exchange Offer - Purpose of the Exchange Offer - Page 33

9. Please expand your discussion of the purpose of the exchange offer to indicate, if true, that the adoption by the Financial Accounting
Standards Board of EITF 04-8 changes the accounting rules applicable to the outstanding notes, and to describe the material effects of those changes and the material effects that will result from your consummation of the exchange offer, due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your outstanding notes.

Summary of The New Notes - Conversion - Pages 12 to 13

10. Please indicate (i) the price at which your common stock must trade in order for holders of the new notes to be able to convert the new notes, and (ii) the price at which your common stock must trade in order for the holders of the new notes to be eligible to receive shares of your common stock upon conversion of the new notes, and, for each of (i) and (ii), indicate the most recent date on which your common stock has traded at or above that price.
Risk Factors - Pages 17 to 29

11. Please revise the second italicized sentence of the first paragraph and the third italicized sentence of the second paragraph
of the introduction to your "Risk Factors" section to clarify that you have included all material risk factors and revise your risk factors as necessary to include a discussion of all material risks.
	Risk Factors - Risks Related to the New Notes - Pages 17 to
20

12. We note that your risk factors appear to describe risks associated with the new notes only without contrasting those risks to risks currently existing under the outstanding notes. Please revise your risk factors to better describe the material risks of the new notes and how those risks differ from the material risks of the outstanding notes.
	No public market exists for the new notes - Page 20

13. Please clarify whether an active trading market currently exists for the outstanding notes.
The Exchange Offer

	Conditions to the Exchange Offer - Pages 33 to 34

14. Refer to the disclosure at the end of the introductory
paragraph
which relates to your ability to determine whether a condition precedent to the exchange offer has not been satisfied, and whether
"the failure of the condition makes it inadvisable to proceed with the exchange offer...."  Please note that when a condition
precedent
has not been satisfied and the company decides to proceed with the exchange offer, we believe that such decision constitutes a waiver of the condition precedent(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
	Letter of Transmittal - Pages 37 to 38

15. Your disclosure here and in the letter of transmittal states that tendering holders waive any and all rights with respect to the outstanding notes and release and discharge you from any and all claims they may have arising out of or related to the outstanding notes. Please revise your disclosure to clarify that tendering holders are not waiving or releasing or discharging any claims they may have arising out of or related to the outstanding notes that they may have now or in the future under the federal securities laws.
	Exchange Agent and Information Agent; and Dealer Manager -
Pages
40 to 41

16. Please include a summary of the material terms of your agreement with each of your exchange agent, information agent and dealer manager and disclose the retainer or other compensation to be paid to each such entity. Refer to Item 1009(a) of Regulation M-A.

Certain Material U.S. Federal Income Tax Considerations - Pages 69
to
73

17. Please revise the heading of this section to clarify that you have included all material U.S. federal income tax consequences to the holders and revise your disclosure, as necessary, to include a discussion of all material U.S. federal income tax consequences.
18. We note that in several instances you state or imply the tax consequences to the holders is not entirely clear. Please note that if a tax opinion is subject to uncertainty, you must explain why you cannot give a "will" opinion and describe the degree of uncertainty.
For example, if the reason your counsel is unable to provide a "will" opinion is because there is no statutory, administrative or judicial authority on the point that specifically addresses an exchange with the terms of your exchange offer, please so indicate.

*       *       *       *

      As appropriate, please amend your registration statement and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 824-5354, Nicholas
Panos
at (202) 942-2948 or me at (202) 942-1880 with any questions regarding our comments on your filing.

Sincerely,



Peggy A. Fisher
Assistant Director

cc:  Daniel J. Weiser, Esq.
	Alexander E. Kolar, Esq.
	Thomas J. Ivey, Esq.
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Solectron Corporation
January 26, 2005
Page 7